UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                   (MARK ONE)
 [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                  For the fiscal year ended December 31, 2000
                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
       For the transition period from ______________ to _________________.

                          Commission file number 1-5964

 A. Full title of the plan and the address of the plan, if different from that
                         B. Of the issuer named below:

               IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

 C. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834


                              REQUIRED INFORMATION

                            a. Financial Statements.

         The following financial statements are furnished for the Plan.

   1. Audited Statements of Net Assets Available for Benefits - December 31,
                                  2000 and 1999

   2. Audited Statements of Changes in Net Assets Available for Benefits for
                   the years ended December 31, 2000 and 1999

                        3. Notes to Financial Statements

                            4. Supplemental Schedules

                        (a) Assets Held (at End of Year)

                    (b) Schedule of Reportable Transactions

                                  b. Exhibits

  Exhibit 23(a) Consent of PricewaterhouseCoopers LLP - Independent Accountant

IKON Office Solutions, Inc. Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                         Page(s)

Financial Statements:

    Report of Independent Accountants                                        1

    Statements of Net Assets Available for Benefits                          2

    Statements of Changes in Net Assets Available for Benefits               3

    Notes to Financial Statements                                         4 - 10

Supplemental Schedules:*

    Schedule I    - Schedule of Assets Held (at End of Year)                11

    Schedule II   - Schedule of Reportable Transactions                     12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of IKON Office Solutions, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Philadelphia, PA
July 13, 2001

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                     2000                1999
Assets:
    Investments, at fair value                   $286,363,831        $347,588,861
                                                 ------------        ------------

    Receivables:
      Investment income receivable                     12,200              19,000
      Receivable for investments sold                 595,325             133,961
                                                 ------------        ------------

        Total receivables                             607,525             152,961
                                                 ------------        ------------

        Total assets                              286,971,356         347,741,822
                                                 ------------        ------------

Liabilities:
    Accrued administrative expenses                   562,964             580,111
    Payable for investments purchased               6,519,990              15,462
                                                 ------------        ------------

        Total liabilities                           7,082,954             595,573
                                                 ------------        ------------

        Net assets available for benefits        $279,888,402        $347,146,249
                                                 ============        ============


   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                               2000                  1999
Additions:
    Investment income:
      Net (depreciation) appreciation in fair value of investments        $(116,180,521)        $  23,775,296
      Interest and dividends                                                 13,353,903             8,123,439
                                                                          -------------         -------------

                                                                           (102,826,618)           31,898,735
                                                                          -------------         -------------

    Contributions:
      Participant                                                            58,920,692            60,551,062
      Employer                                                               30,305,252            27,721,398
                                                                          -------------         -------------

                                                                             89,225,944            88,272,460
                                                                          -------------         -------------

           Total additions                                                  (13,600,674)          120,171,195
                                                                          -------------         -------------

Deductions:
    Payment of benefits                                                      49,162,745            58,907,688
    Administrative expenses                                                   4,494,428             4,768,550
                                                                          -------------         -------------

           Total deductions                                                  53,657,173            63,676,238
                                                                          -------------         -------------

    Net (decrease) increase                                                 (67,257,847)           56,494,957

Net assets available for benefits:
    Beginning of year                                                       347,146,249           290,651,292
                                                                          -------------         -------------

    End of year                                                           $ 279,888,402         $ 347,146,249
                                                                          =============         =============

   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all regular full-time and part-time non-union employees, as defined by the Plan, of IKON Office Solutions, Inc. (the "Company") and its domestic subsidiaries which adopt the Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration
     The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the "Committee"). Effective August 1, 2000, Bankers Trust Company was appointed trustee (the "Trustee") of the Plan and custodian of the Plan's assets. During the period prior to August 2000, The Northern Trust Company was the trustee of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

     Contributions
     Each year, participants may contribute up to 16 percent of their annual compensation ("Compensation"), as defined by the Plan, in multiples of one percent except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Company contributes an amount equal to two-thirds of the first 6% of the Compensation that a participant contributes to the Plan. Employer matching contributions are made in IKON Office Solutions, Inc. common stock and may not be redirected by the participant to any of the other available investment options until the attainment of age 55.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their contributions plus an allocation of actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on the following:

                 Years of service                 Vesting

               Less than 2 years                     0%
               2 years                               25%
               3 years                               50%
               4 years                               75%
               5 years                              100%

     Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

     Investment Options
     Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of the following nine investment options.

     o    IKON Office Solutions, Inc. Common Stock Fund
     o    Chicago Equity Partners Small-Cap Equity Fund
     o    American Funds Group EuroPacific Growth Fund
     o    PBHG Growth Fund
     o    PIMCO Total Return Fund
     o    Vanguard Institutional Index Fund
     o    Vanguard Windsor II Fund
     o    Stable Value Fund
     o    Balanced Fund

     The Stable Value Fund and the Balanced Fund are investment options created exclusively for the Plan's participants by the Vanguard Group. The Stable Value Fund invests in investment contracts with various banks and insurance companies and a common/collective trust sponsored by the Vanguard Group. The Balanced Fund invests in both the Stable Value Fund and the Vanguard Institutional Index Fund.

     Participants may change their investment options or transfer existing account balances to other investment options daily, except for employer matching contributions which are made in IKON Office Solutions, Inc. common stock and may not be redirected by the participant to any of the other available investment options until the attainment of age 55.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may not exceed 5 years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits
     Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59 1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59 1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59 1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59 1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship.

     Forfeitures

     During the years ended December 31, 2000 and 1999, $1,333,980 and $2,386,300, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to pay future employer matching contributions. At December 31, 2000 and 1999, there were no forfeited non-vested amounts.


2.   Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Common Stock Fund is valued at net unit value which is based upon the quoted market price of common stock and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost which approximates fair value. Cash equivalents are valued at cost which is equal to market value. Guaranteed investment contracts held in the Stable Value Fund are stated at contract value which approximates fair value. Common/colletive funds are valued at net unit value as determined by the Trustee.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Net appreciation on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

     Payment of Benefits
     Benefits are recorded when paid.

     Plan Expenses
     Expenses incurred in connection with the administration of the Plan are paid by the Plan.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of those instruments is $7,919,879 at December 31, 2000.

     The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

3.   Investments

     The following investments represent five percent or more of the Plan's net assets:

     December 31, 2000

     IKON Office Solutions, Inc. Common Stock Fund                 $ 64,747,200
     American Funds Group EuroPacific Growth Fund                    19,029,989
     PBHG Growth Fund                                                39,372,913
     Vanguard Investment Contract Trust                              58,002,978
     Vanguard Institutional Index Fund                               69,432,601


     December 31, 1999

     IKON Office Solutions, Inc. Common Stock Fund                $ 105,514,802
     American Funds Group EuroPacific Growth Fund                    22,611,569
     PBHG Growth Fund                                                49,922,643
     Vanguard Investment Contract Trust                              49,013,712
     Vanguard Institutional Index Fund                               81,569,581



     During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:


                                                  2000                  1999

     Registered investment companies        $ (27,249,337)        $  48,077,990
     Common stock                             (88,931,184)          (24,302,694)
                                            -------------         -------------

                                            $(116,180,521)        $  23,775,296
                                            =============         =============

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

4.   Nonparticipant-Directed Investments

     Employer matching contributions are made in IKON Common Stock and invested in the IKON Office Solutions, Inc. Common Stock Fund. Employer matching contributions are non-participant directed and may not be redirected to the other available investment options by the participants until the attainment of age 55. Information about significant components of the changes in net assets of the IKON Office Solutions, Inc. Common Stock Fund is as follows:

                                                                  2000                 1999
     Changes in net assets:
         Net (depreciation) in fair value of investments      $(88,931,184)        $(31,864,903)
         Dividends                                               3,350,182            2,831,886
         Contributions                                          48,302,278           51,194,743
         Payment of benefits                                    (9,758,589)         (18,547,404)
         Administrative expenses                                  (331,290)
         Transfer from (to) other investment options             6,601,001           (5,046,303)
                                                              ------------         ------------

                                                              $(40,767,602)        $ (1,431,981)
                                                              ============         ============


5.   Investment Contracts with Financial Institutions, Insurance Companies and
     Banks

     The Stable Value Fund (the "Fund") holds shares of a common/collective trust sponsored by The Vanguard Group with a value of $58,002,978. Additionally, the Fund holds a guaranteed investment contract, valued at $1,301,617, and synthetic investment contracts with various banks and insurance companies ("Issuers"). The Plan is credited with earnings on the underlying investments and charged for administrative expenses by the Issuers. The investment contracts included in the Plan are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The synthetic investment contracts constitute investments in a unit trust, an individual mortgage security, and an asset backed security, valued at $6,788,994 and wrapper contracts, valued at ($170,732). The value provided by the wrapper contracts represents the difference between the value of the synthetic investment contracts and the underlying investments. The crediting interest rates of the investment contracts ranged from 6.2 % to 6.7 % at December 31, 2000.

6.   Related Party Transactions

     During a portion of the year ended December 31, 2000 and the entire year ended December 31, 1999, certain Plan investments were shares of a common/collective trust managed by The Northern Trust Company. At December 31, 2000 and a portion of the year then ended, certain Plan investments were shares of a common/collective trust managed by Bankers Trust Company. The transactions in these funds are party-in-interest transactions which are exempt from prohibited transaction rules.

7.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.   Differences Between Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                                2000                  1999
     Net assets available for benefits per the financial statements        $ 279,888,402         $ 347,146,249
     Amounts allocated to withdrawing participants                              (514,488)             (269,627)
                                                                           -------------         -------------

     Net assets available for benefits per Form 5500                       $ 279,373,914         $ 346,876,622
                                                                           =============         =============

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 2000 per the financial statements to the Form 5500:

                                                                         Year Ended
                                                                     December 31, 2000
     Benefits paid to participants per the financial statements        $ 49,162,745
     Add: Amounts allocated to withdrawn participants
         at December 31, 2000                                               514,488
     Less: Amounts allocated to withdrawn participants
         at December 31, 1999                                              (269,627)
                                                                       ------------

     Benefits paid to participants per Form 5500                       $ 49,407,606
                                                                       ============

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of that date.

9.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

IKON Office Solutions, Inc. Retirement Savings Plan                                                                  Schedule I
Schedule of Assets Held for Investment Purposes                                                                 EIN # 230334400
Form 5500, Schedule H, Part IV, Line I
December 31, 2000
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                    Current
             Identity of Issue                         Investment Type                         Cost                  Value

IKON Office Solutions, Inc. Common Stock Fund**      Common Stock Fund                     $ 270,329,799          $64,747,200
Chicago Equity Partners Small-Cap Equity Fund        Registered Investment Company                                  2,029,680
American Funds Group EuroPacific Growth Fund         Registered Investment Company                                 19,029,989
PBHG Growth Fund                                     Registered Investment Company                                 39,372,913
PIMCO Total Return Fund                              Registered Investment Company                                  1,481,402
Vanguard Institutional Index Fund                    Registered Investment Company                                 69,432,601
Vanguard Windsor II Fund                             Registered Investment Company                                  4,169,819
Principal Mutual Life Insurance Company              Guaranteed Investment Contract                                 1,301,617
Deutsche Bank AG                                     Synthetic Investment Contract                                  5,611,811
Caisse des Depots et Consignations                   Synthetic Investment Contract                                  1,006,451
Vanguard Investment Contract Trust                   Common/Collective Trust                                       58,002,978
Pyramid Directed Cash Fund*                          Common/Collective Trust                                        9,572,171
IKON Office Solutions, Inc. Retirement
  Savings Plan*                                      Participant loans, interest rates
                                                      ranging from 8.75% to 9.50%,
                                                      maturing between January 1, 2000
                                                      and November 2, 2025                                         10,605,199
                                                                                                               --------------
                                                                                                                $ 286,363,831
                                                                                                               ==============

*    Party-in-interest.

**   Party-in-interest. Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock and may not be redirected by participants to the other available investment options until the attainment of age 55.

                                                             -11-

IKON Office Solutions, Inc. Retirement Savings Plan                                                                     Schedule II
Schedule of Reportable Transactions*                                                                                EIN # 23033440
December 31, 2000
-----------------------------------------------------------------------------------------------------------------------------------


                                                                           Dollar         Dollar       Cost of
Identity of Parties            Description     Number of       Number     Value of         Value         Asset              Net
     Involved                   of Assets      Purchases      of Sales    Purchases       of Sales       Sold           Gain/(Loss)

IKON Office Solutions, Inc.    Common Stock        83            16     $56,898,205      $6,972,287   $17,614,266      $(10,641,979)


*    Series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 2000 as defined in
     Section 2520.103-6 of the Department of Labor's Rules and Regulation for Reporting and Disclosure under ERISA.

                                                            - 12 -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                            IKON OFFICE SOLUTIONS, INC.
                                            RETIREMENT SAVINGS PLAN




Dated:  July 13, 2001                       By:  /s/ ALLISTER H. MCCREE, JR.
                                                 ----------------------------
                                                 Allister H. McCree, Jr.
                                                 Plan Administrator